FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-289186

November 17, 2025

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the registration statement, any amendment and any applicable prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

ENBRIDGE INC.

4.200% Senior Notes due 2028

4.500% Senior Notes due 2031

5.200% Senior Notes due 2035

Issuer:	Enbridge Inc.

Guarantors:	Spectra Energy Partners, LP Enbridge Energy Partners, L.P.

Issue of Securities:	4.200% Senior Notes due 2028	4.500% Senior Notes due 2031	5.200% Senior Notes due 2035

Principal Amount:	US$500,000,000	US$500,000,000	US$500,000,000

Coupon:	4.200%	4.500%	5.200%

Interest Payment Dates:	Semi-annually on May 20 and November 20, commencing on May 20, 2026.	Semi-annually on February 15 and August 15, commencing on February 15, 2026.	Semi-annually on May 20 and November 20, commencing on May 20, 2026.

Maturity Date:	November 20, 2028	February 15, 2031	November 20, 2035

Treasury Benchmark:	3.500% due November 15, 2028	3.625% due October 31, 2030	4.000% due November 15, 2035

U.S. Treasury Yield:	3.608%	3.722%	4.137%

Spread to Treasury:	+0.630%	+0.800%	+1.100%

Re-offer Yield:	4.238%	4.522%	5.237%

Initial Price to Public:	99.894%	99.905%	99.715%

Minimum Denominations:	US$2,000 x $1,000	US$2,000 x $1,000	US$2,000 x $1,000

Optional Redemption:

On any date more than one month prior to the maturity date for an amount equal to the principal amount of the notes redeemed plus a make-whole premium and accrued but unpaid interest to the redemption date.

On any date that is on or after October 20, 2028, the date that is one month prior to the maturity date, for an amount equal to the principal amount of the notes redeemed plus accrued but unpaid interest to the redemption date.

On any date more than one month prior to the maturity date for an amount equal to the principal amount of the notes redeemed plus a make-whole premium and accrued but unpaid interest to the redemption date.

On any date that is on or after January 15, 2031, the date that is one month prior to the maturity date, for an amount equal to the principal amount of the notes redeemed plus accrued but unpaid interest to the redemption date.

On any date more than three months prior to the maturity date for an amount equal to the principal amount of the notes redeemed plus a make-whole premium and accrued but unpaid interest to the redemption date.

On any date that is on or after August 20, 2035, the date that is three months prior to the maturity date, for an amount equal to the principal amount of the notes redeemed plus accrued but unpaid interest to the redemption date.

Make-Whole Premium:	U.S. Treasury +10 bps	U.S. Treasury +15 bps	U.S. Treasury +20 bps

CUSIP / ISIN:	29250N CM5 / US29250NCM56	29250N CN3 / US29250NCN30	29250N CP8 / US29250NCP87

Trade/Pricing Date:	November 17, 2025

Settlement Date*:	November 20, 2025 (T+3)

Joint Book-Running Managers:	Credit Agricole Securities (USA) Inc. Deutsche Bank Securities Inc. MUFG Securities Americas Inc. SMBC Nikko Securities America, Inc. Truist Securities, Inc. Barclays Capital Inc.

Co-Managers:

BofA Securities, Inc.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

PNC Capital Markets LLC

Santander US Capital Markets LLC

SG Americas Securities, LLC

Wells Fargo Securities, LLC

Roberts & Ryan, Inc.

Academy Securities, Inc.

ICBC Standard Bank Plc

Loop Capital Markets LLC

Samuel A. Ramirez & Company, Inc.

*The issuer expects that delivery of the Notes will be made against payment therefor on or about November 20, 2025, which will be the third business day following the date of pricing of the Notes (this settlement cycle being herein referred to as “T+3”). Under Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to the scheduled settlement date will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to make such trades should consult their own advisor.

Capitalized terms used and not defined herein have the meanings assigned in the issuer’s Preliminary Prospectus Supplement, dated November 17, 2025.

The issuer and guarantors have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Agricole Securities (USA) Inc. toll-free at 1-866-807-6030, by emailing Deutsche Bank Securities Inc. at prospectus.ops@db.com, by calling MUFG Securities Americas Inc. toll-free at 877-649-6848, SMBC Nikko Securities America, Inc. toll-free at 888-868-6856 or Truist Securities, Inc. toll-free at 1-800-685-4786.

Not for retail investors in the European Economic Area (“EEA”) or the United Kingdom. No key information document (KID) as required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) or as required by the PRIIPs Regulation as it forms part of domestic UK law by virtue of the European Union (Withdrawal) Act 2018, as amended, has been prepared as not available to retail investors in the EEA or the United Kingdom, respectively.

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